

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 5, 2010

Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3230 Fall Creek Highway, Suite 206
Granbury, TX 76049

>   **Re: Great Spirits, Inc.**
>   **Form 8-K**
>   **Filed August 10, 2010**
>   **File No. 000-52997**

Dear Mr. Willis:

We have reviewed supplemental response dated October 26, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please file an amended Form 8-K in response to the comments below. Please note that we may have additional comments after reviewing your amended Form 8-K and the exhibits thereto.

2.   Please also amend your Form 10-K to comply with the comments below to the extent they are applicable.

3.   Please report your change in fiscal year as required by Item 5.03 of Form 8-K.

General, page 3

4.   Please clarify how Mr. Leftwich came to be involved in both companies to the transaction. Explain whether Mr. Leftwich became involved with Hallmark in anticipation of a transaction with Great Spirits, or vice versa.

Business, page 5

Industry, page 7

5.   Please provide us with support for the industry data provided by the Harvard Business Review (page 7) and the Society of Human Resouce Management Foundation (page 8). Please mark the supporting data to show the information that supports the statements contained in the Form 8-K.

Services, page 8

6.   We note your response to comment five in our letter dated September 8, 2010. However, we do not believe confidential treatment would be appropriate for the identities of these customers because this is material information to investors that is necessary to an understanding of your reliance on these customers, as discussed in the risk factor on page 14. Please identify these customers.

Business Operations, page 10

7.   Please disclose whether you have the requisite licenses in Texas and Alabama. Also explain how you were able to obtain the requisite licenses in light of the fact that it does not appear that you are able to meet the financial requirements described here.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 27

8.   We note your new disclosure on page 28 regarding the fact that Hallmark does not track the number of worksite employees by its PEO clients. Since Hallmark is co-employer of these worksite employees, we do not understand how Hallmark is unable to track these numbers. Please revise your Results of Operations disclosure for all periods presented to provide additional insight into the extent to which revenue declines were caused by loss of clients, on the one hand, and lowered numbers of employees at existing clients, on the other hand.

Liquidity and Capital Resources, page 30

9.   In the third paragraph under this heading you discuss a senior note in addition to $427,000 in related party debt. Please disclose the amount and terms of this senior note. Also discuss the amounts outstanding pursuant to your line of credit and when that must be repaid.

10.   On page 31, you discuss your strategy of acquiring profitable operations as a means to meet your long-term liquidity challenges. You also note your belief that you are well-positioned to acquire several PEOs and that you intend to consummate one or more acquisitions in the short term. Please explain why you believe you are well-positioned to execute this strategy given your limited resources and financial condition. In other words, explain what benefits and consideration you believe you will be able to offer to these acquisition candidates.

Certain Relationships and Related Transactions, page 37

11.   Please disclose how Imperial Investments is related to Hallmark.

Recent Sales of Unregistered Securities, page 39

12.   It does not appear that any disclosure is provided with respect to warrants or shares issued to NWMP as referenced on page 4. Please revise accordingly.

13.   We note that all Hallmark investors had access to information through their relationships with Hallmark. Please provide disclosure with respect to these investments in the Certain Relationships and Related Transactions section as applicable. Refer to Item 404(d) of Regulation S-K.

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

14.   We note your response to comment 21 from our prior comment letter dated September 8, 2010, and your proposed revisions. In any subsequent filings, including amendments to your Form 8-K, please have your auditors include in their report the city and state in which they are headquartered.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for   Larry Spirgel
Assistant Director

cc: Gary Emmanel
Reitler, Kailas & Rosenblatt, LLP
Via facsimile: (212) 371-5500